Contact:   Dr. Bjorn Nordenvall, Chairman and CEO
                                      OXiGENE, Inc. Phone: 212-421-0001
                                      OXiGENE Europe AB - Phone: 46-46-168860

For Immediate Release:

           OXiGENE ANNOUNCES EFFECTIVENESS OF REGISTRATION STATEMENT
                       AND DIRECT LISTING OF COMMON STOCK
                          ON STOCKHOLM STOCK EXCHANGE

New York, NY and Lund, Sweden, - October 30, 1996 - OXiGENE, Inc. (Nasdaq:
OXGN) today announced that the Company's Registration Statement under the U.S. Securities Act of 1933, covering a proposed public offering by the Company of 1 million shares of Common Stock, of which 800,000 shares are to be offered in Sweden and other countries outside the United States (the "International Offering") and 200,000 shares of Common Stock are to be offered in the United States (the "US Offering" and together with the International Offering, the "Offering"), has been declared effective by the United States Securities and Exchange Commission. The number of shares offered in the International and U.S. Offerings are indicative amounts only. D. Carnegie AB, a Swedish investment bank, and Nordberg Capital Inc. will underwrite the Offering.

The Company further announced it has received permission from the Stockholm Stock Exchange for the direct listing of its Common Stock, rather than a listing in the form of Swedish Depository Shares as previously announced. In addition, the Company expects that its shares of Common Stock and publicly-traded warrants will be listed on the Nasdaq National Market following the completion of the Offering.

The subscription period is expected to commence on or about October 31, 1996. The Offering will terminate on November 13, 1996 for institutional investors and on November 8, 1996 for other investors. OXiGENE reserves the right to shorten the subscription period for institutional investors. The closing of the Offering is expected in mid-November 1996.

On October 28, 1996, the closing price of the Company's Common Stock on the Nasdaq SmallCap Market was $24.50 per share. The proceeds of the Offering will be used to finance clinical trials and research and development activities, and for working capital and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. The Offering will be made only by means of a prospectus. A copy of the prospectus may be obtained from D. Carnegie AB, Corporate Finance Department, S-103 38 Stockholm, Sweden, or from OXiGENE, Inc., 110 East 59th Street, 29th Floor, New York, NY 10022.

OXiGENE is engaged in the design and development of drugs within the Company's core technology, the cellular DNA repair mechanism. Particularly, the Company's research and clinical trials focus on enhancing the clinical efficacy of radiation and chemotherapy in cancer treatment. OXiGENE is also engaged in the development of DNA repair measurement technology and compounds that may stimulate normal cell DNA repair.